Sub-item 77c

A Special Meeting of Shareholders of the Gradison Funds was held on March 5, 1999. At the meeting, shareholders voted on the following matters with the following results as indicated below:

Proposal 1

To approve an Agreement and Plan of Reorganization and Termination pursuant to which the Gradison Opportunity
Value Fund and the Gradison Established Value Fund will transfer all of its assets and liabilities solely in exchange (the "Exchange") for Class G Shares of the
Victory Small Company Opportunity Fund and the Victory
Established Value Fund, respectively.  The Gradison
Opportunity Value Fund will distribute Class G shares of the Victory Small Company Opportunity Fund received in the Exchange to its shareholders in an amount equal in net asset value to the shares of the Gradison
Opportunity Value Fund held by such shareholders as of the date of the exchange, after which the Gradison
Opportunity Value Fund will be terminated.  The Gradison
Established Value Fund will distribute Class G shares of the Victory Established Value Fund received in the exchange to its shareholders in an amount equal in net asset value to the shares of the Gradison Established
Value Fund held by such shareholders as of the date of the exchange, after which the Gradison Established
Value Fund will be terminated.


			            For     Against  Abstain
Gradison Opportunity Value  Fund 3,401,280  146,661  165,906
Gradison Established Value Fund  9,150,642  220,771  392,960


Proposal 2

To approve a new Investment Advisory Agreement between each Gradison Trust, on behalf of the Fund, and McDonald Investments, Inc. because the merger of McDonald's corporate parent with KeyCorp caused the previous agreement to terminate.


			          For      Against  Abstain
Gradison Opportunity Value Fund 3,384,334  156,140  166,780
Gradison Established Value Fund 9,013,177  209,306  393,279